HIMCO Distribution Services Company
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

(S.E.C. I.D. No. 8-17719)

Financial Statements as of and for the Year Ended
December 31, 2017, Supplemental Schedules as of
December 31, 2017, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
HIMCO Distribution Services Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hartford Plaza
(No. and Street)

Hartford	Connecticut	06155
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — (860) 547-3224
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street 33rd Floor	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)



AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HIMCO Distribution Services Company, as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken

Signature

Controller

Title

Jeanne Furer

Notary Public

HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

☒		Report of Independent Registered Public Accounting Firm.	1 – 2
☒	(a)	Facing page.	
☒	(b)	Statement of Financial Condition.	3
☒	(c)	Statement of Operations.	4
☒	(d)	Statement of Cash Flows.	5
☒	(e)	Statement of Changes in Stockholder's Equity.	6
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).	
☒		Notes to Financial Statements.	7 – 10
☒	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
☒	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exemption claimed).	12
☒	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption claimed).	12
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).	
☒	(l)	An Affirmation.	
☒	(m)	A Copy of the SIPC Supplemental Report (filed separately).	
☒	(n)	A Report Describing the Broker Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP

185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of
HIMCO Distribution Services Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HIMCO Distribution Services Company (the "Company") as of December 31, 2017, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g, h, and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2002.

HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 3,221,957
Mutual fund revenue receivable	144,871
Prepaid assets	25,678
Due from affiliate	50,328
Income tax receivable from affiliate	8,995
Deferred income tax asset	13,193
TOTAL ASSETS	$ 3,465,022

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Due to affiliates	$ 768,036
Accrued liabilities	24,551
Total liabilities	792,587

STOCKHOLDER'S EQUITY:

Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	2,005,000
Retained earnings	642,435
Total stockholder's equity	2,672,435
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,465,022

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Mutual fund revenue	$	3,495,507
Other revenue		431,793
Total revenues		3,927,300
EXPENSES:		
Distribution expense		3,495,507
Other expense		431,793
Total expenses		3,927,300
LOSS BEFORE INCOME TAXES		-
INCOME TAX EXPENSE		(8,791)
NET LOSS	$	(8,791)

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(8,791)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit		(11,213)
Changes in operating assets and liabilities:		
Decrease in mutual fund revenue receivable		176,798
Decrease in prepaid assets		6,136
Increase in due from affiliate		(7,722)
Increase in income tax receivable from affiliate		(714)
Decrease in accrued liabilities		(2,019)
Decrease in due to affiliates		(287,695)
Net cash used in operating activities		(135,220)
NET DECREASE IN CASH		(135,220)
CASH, Beginning of year		3,357,177
CASH, End of year	$	3,221,957
Supplemental cash flow disclosures:		
Income tax payments to affiliate	$	(20,718)

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2016	$ 25,000	$ 2,005,000	$ 651,226	$ 2,681,226
Net loss	-	-	(8,791)	(8,791)
BALANCE, DECEMBER 31, 2017	$ 25,000	$ 2,005,000	$ 642,435	$ 2,672,435

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   HIMCO Distribution Services Company (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

   The Company serves as the underwriter and distributor of funds (the "HVIT Funds") for a related party, HIMCO Variable Insurance Trust (the "Trust").

   In June 2017, the Board of the Trust agreed to initiate the liquidation process of the HVIT Funds. Eleven of the thirteen HVIT Funds were liquidated in November 2017. The remaining two funds are scheduled to merge onto a third party fund platform in the first half of 2018. Although the Company's primary role as underwriter and distributor of the HVIT Funds is expected to cease during 2018, the Company had approximately $2.4 million of net capital at December 31, 2017 which is sufficient for the Company to meet all of its obligations.

   On December 3, 2017, Hartford Holdings, Inc., a wholly owned subsidiary of The Hartford, entered into a definitive agreement to sell all of the issued and outstanding equity of Hartford Life, Inc., a holding company, and its operating subsidiaries, including the Company's parent. The closing of the sale is subject to regulatory approval and other closing conditions and is expected to close by June 30, 2018. The Company is not included in the disposal group and will be moved out of the disposal group prior to the close of the transaction.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

   Cash – Cash represents amounts on deposit in a commercial bank account.

   Prepaid Assets – The Company deposits funds into accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these accounts when incurred. Prepaid assets represent the remaining balance held in these accounts.

   Due from Affiliate and Due to Affiliates – Amounts in Due from Affiliate are receivables related to services performed by the Company as distributor of the HVIT Funds and are primarily related to distribution fees and general operating expenses.

   Mutual Fund Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the HVIT Funds for activities intended to result in the sale and

distribution of shares of the mutual funds. The Company accrues these 12b-1 fees monthly as the related services are provided.

Distribution Expense – Distribution expense is accrued monthly based upon the terms in the individual participation and services agreements.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Income Tax – See Note 4.

New Accounting Pronouncements - The Financial Accounting Standards Board issued updated guidance Accounting Standards Codification 606 ("ASC 606") *Revenue from Contracts with Customers* for recognizing revenue from contracts for services other than insurance or financial instruments. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. The Company adopted the standard on January 1, 2018 and has determined that there was no material effect of the adoption on the Company's Financial Statements. Mutual fund revenue is in the scope of ASC 606 and is recognized over the service period. The accounting for this mutual fund revenue did not change upon adoption of ASC 606. Mutual fund revenue will continue to be shown gross of distribution expenses for the period presented.

3. **RELATED-PARTY TRANSACTIONS**

The Company recorded revenues from the HVIT Funds in the amount of $3,495,507 for the year ended December 31, 2017. This revenue is reported as mutual fund revenue.

Pursuant to an underwriting agreement, the Company received reimbursement from an affiliate for certain expenses incurred as the underwriter and distributor of the HVIT Funds. For the year ended December 31, 2017, the total expense reimbursement was $431,793, which is included in other revenue.

For the year ended December 31, 2017, the Company was allocated $394,804 by its affiliate, Hartford Life and Accident, for general and administrative expenses which are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. **FEDERAL INCOME TAXES**

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform establishes new tax laws that will affect 2018, including, but not limited to, (1) reduction of the U.S. federal corporate tax rate from 35% to 21%, (2) elimination of the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized, (3) limitations on the deductibility of certain executive compensation, (4) changes to the discounting of statutory reserves for tax purposes, and (5) limitations on net operating losses ("NOL"s) generated after December 31, 2017 though there is no impact to the Company's current NOL carryforwards.

In connection with our initial analysis of the impact of Tax Reform, the Company recorded a provisional net income tax expense of $8,796 in the period ended December 31, 2017 related to a reduction of the Company's deferred tax assets due to the reduction in the U.S. federal corporate income tax rate.

Income tax expense/(benefit) for the year ended December 31, 2017 is comprised of the following components:

Current - U.S. Federal Income Tax Expense	$	20,004
Deferred - U.S. Federal Income Tax Benefit		(11,213)
Total Income Tax Expense	$	8,791

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of deferred income tax asset at December 31, 2017 are as follows:

Net operating loss carryforward	$	13,137
Other		56
Total	$	13,193

In management's judgment, the deferred income tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recorded.

At December 31, 2017, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The federal tax audit of the years 2012 and 2013 was completed as of March 31, 2017 with no additional adjustments. Management believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

5. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $2,429,370, which was $2,376,531 in excess of its required net capital of $52,839. The Company's net capital ratio was 0.33 to 1.

6. **CONTINGENT LIABILITIES**

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2017, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

* * * * * *

HIMCO DISTRIBUTION SERVICES COMPANY

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

**Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934
December 31, 2017**

STOCKHOLDER'S EQUITY	$ 2,672,435
LESS NONALLOWABLE ASSETS – Prepaid and other assets	(243,065)
NET CAPITAL	2,429,370
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $792,587)	52,839
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,376,531
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.33:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2017 quarterly FOCUS Part II A report filed on January 25, 2018.

HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2017

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP

185 Asylum St, 33rd Floor
Hartford, CT, 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
HIMCO Distribution Services Company

We have reviewed management's statements, included in the accompanying Report Describing the Broker-Dealer's Compliance with the Exemption Provision of Section k of SEC Rules 15c3-3, in which (1) HIMCO Distribution Services Company (the "Company") identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(1), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 1, 2018

Report Describing the Broker Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3

HIMCO Distribution Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

HIMCO Distribution Services Company

I, Diana Benken, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Diana K. Benken_

Title: Controller

March 1, 2018